Exhibit 99.1

Borr Drilling Limited Regains Compliance with NYSE Continued Listing Standard

Borr Drilling Limited (the “Company” or “Borr”) (NYSE: BORR, OSE: BDRILL), refers to its announcement on May 12, 2020 regarding the written notice received from the New York Stock Exchange (the “NYSE”) that the Company was not in compliance with the NYSE continued listing standard with respect to the minimum average share price required by the NYSE (the “Continued Listing Standard”) because the average closing price of its common shares had fallen below $1.00 per share over a period of 30 consecutive trading days.

The Company has received a letter from the NYSE, confirming that the Company’s average stock price for the 30 trading day period ended June 30, 2020 was above the NYSE’s minimum requirement of $1.00. Accordingly, the Company has regained compliance with the Continued Listing Standard.

Hamilton, Bermuda,
July 3, 2020

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.